
                                                                ----------------------------
                                 UNITED STATES                          OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       ----------------------------
                               Washington, DC 20549             OMB Number:        3235-0145
                                                                Expires:    October 31, 2002
                                  SCHEDULE 13G                  Estimated average burden
                    Under the Securities Exchange Act of 1934   hours per response.....14.90
                              (Amendment No.____)*              ----------------------------



                              WILLBROS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    969199108
                -----------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]  Rule 13d-1(b)
      [_]  Rule 13d-1(c)
      [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 Pages
------------------------
CUSIP No. 969199108
------------------------
--------------------------------------------------------------------------------
       1.  Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Husic Capital Management
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [_]
           (b) [_]
--------------------------------------------------------------------------------
       3.  Sec Use Only


--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization

           California
--------------------------------------------------------------------------------
                     5.  Sole Voting Power

                         784,000
              ------------------------------------------------------------------
Number of            6.  Shared Voting Power
Shares
Beneficially             0
Owned by      ------------------------------------------------------------------
Each                 7.  Sole Dispositive Power
Reporting
Person With:             784,000
              ------------------------------------------------------------------
                     8.  Shared Dispositive Power

                         0
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person

           784,000
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) [ ]

--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)

           5.60%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)

           PN, IA
--------------------------------------------------------------------------------

                                                              Page 3 of 10 Pages
------------------------
CUSIP No. 969199108
------------------------

--------------------------------------------------------------------------------
       1.  Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Frank J. Husic & Co.
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [_]
           (b) [_]
--------------------------------------------------------------------------------
       3.  Sec Use Only


--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization

           California
--------------------------------------------------------------------------------
                     5.  Sole Voting Power

                         784,000
              ------------------------------------------------------------------
Number of            6.  Shared Voting Power
Shares
Beneficially             0
Owned by      ------------------------------------------------------------------
Each                 7.  Sole Dispositive Power
Reporting
Person With:             784,000
              ------------------------------------------------------------------
                     8.  Shared Dispositive Power

                         0
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person

           784,000
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) [ ]

--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)

           5.60%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)

           CO, HC
--------------------------------------------------------------------------------

                                                              Page 4 of 10 Pages
------------------------
CUSIP No. 969199108
------------------------

--------------------------------------------------------------------------------
       1.  Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Frank J. Husic
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [_]
           (b) [_]
--------------------------------------------------------------------------------
       3.  Sec Use Only


--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization

           California
--------------------------------------------------------------------------------
                     5.  Sole Voting Power

                         784,000
              ------------------------------------------------------------------
Number of            6.  Shared Voting Power
Shares
Beneficially             0
Owned by      ------------------------------------------------------------------
Each                 7.  Sole Dispositive Power
Reporting
Person With:             784,000
              ------------------------------------------------------------------
                     8.  Shared Dispositive Power

                         0
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person

           784,000
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) [ ]

--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)

           5.60%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)

           IN, OO (Control Person)
--------------------------------------------------------------------------------

                                                              Page 5 of 10 Pages



Item 1.

               (a)  Name of Issuer

                    WILLBROS GROUP, INC.

               (b)  Address of Issuer's Principal Executive Office

                    Plaza 2000 Building
                    50th Street, 8th Floor
                    Apartado 6307
                    Panama 5, Republic of Panama

Item 2.

               (a)  Name of Person Filing

                    This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

                    IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
                    Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

                    Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

               (b)  Address of Principal Business Office or, if none, Residence

                    IA's Principal Business Office is located at:

                    555 California Street, Suite 2900
                    San Francisco, California 94104

                    Corporate G.P.'s Principal Business Office is located at:

                    555 California Street, Suite 2900
                    San Francisco, California 94104

                                                              Page 6 of 10 Pages


                    Shareholder's Principal Business Office is located at:

                    555 California Street, Suite 2900
                    San Francisco, California 94104

               (c)  Citizenship

                    IA is a California limited partnership
                    Corporate G.P. is a California corporation
                    Shareholder is a United States citizen

               (d)  Title of Class of Securities

                    Common

               (e)  CUSIP Number

                    969199108

Item 3 If this statement is filed pursuant to Sections 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:


               (a)  |_|  Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).

               (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c)

               (c)  |_|  Insurance Company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d)  |_|  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  |X|  An investment adviser in accordance with Section
                         240.13D-1(b)(1)(ii)(E);

               (f)  |_|  An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(10(ii)(F);

               (g)  |_|  A parent holding company or control person in
                         accordance with Section 249.13d-1(b)(1)(iii)(G);

               (h)  |_|  A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i)  |_|  A church plan that is excluded from the definition of
                         an investment company under section 3(c)(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  |_|  Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).


Item 4.        Ownership

               Common Stock:

                                                              Page 7 of 10 Pages


               (a)  Amount Beneficially Owned:                           784,000
                                                                         -------
               (b)  Percent of Class:                                    5.60%
                                                                         -----
               (c)  Number of shares as to which the joint filers have:
                    (i)   sole power to vote or to direct the vote:      784,000
                                                                         -------
                    (ii)  shared power to vote of to direct the vote:    0
                                                                         -
                    (iii) sole power to dispose or to direct the
                          disposition of:                                784,000
                                                                         -------
                    (iv)  shared power to dispose of or to direct
                          the disposition of:                            0
                                                                         -

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of the Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.

Item 8         Identification and Classification of Members of the Group

               Not applicable.

Item 9         Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               (a) The following certification shall be included if the statement is filed pursuant to 240.13d-l (b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                              HUSIC CAPITAL MANAGEMENT

                              By: Frank J. Husic & Co.
                              Its: General Partner

                              By: /s/ John Sanders
                                  --------------------
                                  John Sanders
                                  Compliance Officer

                              FRANK J. HUSIC & CO.

                              By:  Frank J. Husic & Co.
                              Its: General Partner

                              By: /s/ John Sanders
                                  --------------------
                                  John Sanders
                                  Compliance Officer

                              FRANK J. HUSIC

                              /s/ Frank J. Husic
                              --------------------

                                                              Page 9 of 10 Pages



                                    EXHIBIT A
                                    ---------


            Identification and Classification of Members of the Group
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                    Name                                     Classification
                    ----                                     --------------
               Not applicable.                               Not applicable.

                                                             Page 10 of 10 Pages



                                    EXHIBIT B
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  February 11, 2002

                              HUSIC CAPITAL MANAGEMENT

                              By: Frank J. Husic & Co.
                              Its: General Partner

                              By: /s/ John Sanders
                                  --------------------
                                  John Sanders
                                  Compliance Officer

                              FRANK J. HUSIC & CO.

                              By:  Frank J. Husic & Co.
                              Its: General Partner

                              By: /s/ John Sanders
                                  --------------------
                                  John Sanders
                                  Compliance Officer

                              FRANK J. HUSIC

                              /s/ Frank J. Husic
                              --------------------